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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1821 Burdick Expressway West
(No. and Street)

Minot (City) ND (State) 58701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicole Bertsch 701.837.9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, an Accountancy Corporation
(Name – if individual, state last, first, middle name)

21860 Burbank Blvd, Suite 150 Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Nicole Bertsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Financial Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

SEC Mail Processing

MAR 01 2019

Washington, DC

[signature]

Signature

CEO

Title

[signature]

Notary Public

CHARLENE FOWLER
Notary Public
State of North Dakota
My Commission Expires Feb. 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Capital Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Financial Services, Inc. (the "Company") as of December 31, 2018 and December 31, 2017, the related statements of operations, changes in stockholders' equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
February 27, 2019

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash and cash equivalents	$ 1,477,848	$ 1,216,871
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2018 and 2017)	1,747,113	1,737,373
Prepaid assets	1,137	11,301
Total current assets	$ 3,226,098	$ 2,965,545
PROPERTY AND EQUIPMENT	$ 288,083	$ 284,790
Less accumulated depreciation	(250,179)	(213,098)
Net property and equipment	$ 37,904	$ 71,692
OTHER ASSETS		
Severance escrow	$ 140,232	$ 140,218
Clearing deposits	115,671	175,279
Total other assets	$ 255,903	$ 315,497
TOTAL ASSETS	$ 3,519,905	$ 3,352,734

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018	2017
CURRENT LIABILITIES		
Commissions payable	$ 2,046,263	$ 2,029,467
Accounts payable & accrued expenses	254,432	402,340
Total current liabilities	$ 2,300,695	$ 2,431,807
LONG TERM LIABILITES		
Contingent liabilities	555,000	–
Total long term liabilities	555,000	–
TOTAL LIABILITIES	$ 2,855,695	$ 2,431,807
STOCKHOLDER'S EQUITY		
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$ 5,000	$ 5,000
Capital contribution from parent	243,392	243,392
Retained earnings	415,818	672,535
TOTAL STOCKHOLDER'S EQUITY	$ 664,210	$ 920,927
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,519,905	$ 3,352,734

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENT OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
INCOME				
Commission and underwriting income	$	12,700,497	$	13,481,827
Advisory fee income		2,117,458		1,616,970
Other income		185,524		96,521
Other fee income		64,712		373,829
Total income	$	15,068,191	$	15,569,147
EXPENSES				
Commission expense	$	12,417,237	$	12,739,243
Professional fees		270,183		457,173
Settlement payments		158,743		132,749
Advertising, printing and postage		25,938		22,455
Dues, fees, and registrations		116,812		161,120
Compensation and benefits		1,271,456		1,410,639
Rent		133,837		150,185
Travel		47,973		13,075
Phone		27,986		38,180
Office and computer supplies		27,160		35,719
Depreciation		37,081		41,349
Loss on disposal of assets		–		4,195
Estimated losses from legal claims		555,000		
Other expenses		84,036		57,702
Total expenses	$	15,173,442	$	15,263,784
INCOME OF CONTINUING OPERATIONS	$	(105,251)	$	305,363
INCOME TAX (EXPENSE) benefit	$	23,874	$	(102,342)
NET INCOME (LOSS)	$	(81,377)	$	203,021

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2017	$ 5,000	$ 243,392	831,186	1,079,578
Net income	–	–	203,021	203,021
Dividends	–	–	(361,672)	(361,672)
Balance, January 1, 2018	$ 5,000	$ 243,392	$ 672,535	$ 920,927
Net income	–	–	(81,377)	(81,377)
Dividends	-		(175,340)	(175,340)
Balance, December 31, 2018	$ 5,000	$ 243,392	$ 415,818	$ 664,210

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	(81,377)	$	203,021
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		37,081		41,349
Effects on operating cash flows due to changes in:				
Prepaid assets		10,164		5,659
Accounts and commissions receivable		(9,740)		190,535
Other Assets		--		100,289
Commissions payable		16,796		1,505
Other liabilities		(147,907)		332,821
Contingent liabilities		555,000		–
Net cash provided by operating activities	$	380,017	$	875,179
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment	$	(3,293)	$	(14,985)
Disposal of property and equipment		–		4,194
Increase in severance escrow		(14)		–
Clearing deposit reduction		59,608		–
Net cash used by investing activities		56,301		(10,791)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends		(175,341)		(361,672)
Net cash used by financing activities	$	(175,341)	$	(361,672)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	260,977	$	502,716
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,216,871		714,155
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,477,848	$	1,216,871
RECONCILIATION OF CASH AND CASH EQUIVALENTS				
Cash	$	1,477,848	$	1,216,871
Severance escrow		140,232		140,218
Net cash	$	1,618,080	$	1,357,089
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes		–		2,424

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions Revenue - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized ratably over the period received. This amount is included under commissions on the income statement.

Advisory Fee Revenue - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period earned.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2018 and 2017 was $37,081 and $41,349, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 26% of the Company's pre-tax book income.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal and state income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed. The Company has not recorded any liabilities, or interest and penalties, as of December 31, 2018. The income tax benefit booked for 2018 in CFS was $23,874.

Severance Escrow – The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

Accounting Guidance– ASU 2014-09 - In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition

requirements as ASU 2014-09. The Company adopted the revenue recognition standard as of January 1, 2018. We use a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, analyzing contracts and reviewing potential changes to our existing revenue recognition accounting policies. The Company evaluates and will report the potential impacts that these revenue recognition standards have on our financial statements, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements. While the Company has not yet identified any material changes in the timing of revenue recognition, its review and implementation is ongoing.

In February 2016, the FASB issued ASU 2016-02, *Leases*. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. Under ASU 2016-02, lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently in the process of evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements beginning January 1, 2019.

NOTE 2 – **RULE 4110 (c)(1)**

The Company operates under the provision of FINRA Rule 4410 (c)(1) and, accordingly, the member is restricted from withdrawing equity capital for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing. Subject to the requirements of paragraph (c)(2) of this Rule, this paragraph shall not preclude a member from withdrawing profits earned.

NOTE 3 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $386,231, which was $191,851 in excess of its minimum required net capital of $194,380. The Company's net capital ratio was 7.5 to 1.

NOTE 5 - SIGNIFICANT ESTIMATES

The Company's receivables as of December 31, 2018 and 2017 included 12b-1 receivables of $1,089,598 and $1,079,579, respectively. The Company's receivables as of December 31, 2018 and 2017 also included investment advisory receivables of $450,373 and $423,929, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. The Company's commissions payable as of December 31, 2018 and 2017 were $2,046,263 and $2,029,467 respectively. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company and the commissions payable accrual, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 6 – RELATED PARTY TRANSACTIONS

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

	2018	2017
Compensation and benefits paid to Capital Financial Holdings, Inc.	–	44,293
Capital contribution from Capital Financial Holdings, Inc.	–	–
Dividends paid to Capital Financial Holdings, Inc.	175,341	361,672
Corporate overhead paid to Capital Financial Holdings, Inc.	10,849	11,193
Rent paid to Capital Financial Holdings, Inc.*	102,000	138,550

* CFS had a lease agreement on their previous office building located at 1 N Main St, Minot, ND 58703, with Capital Financial Holdings, Inc. to pay a monthly rent payment of $6,250. This amount became effective April 1, 2016 and remained in effect until April 1, 2017. From April 1, 2017 to March 31, 2018 the monthly rent on this lease increased to $6,700. On June 5, 2017 the principal office of CFS moved to 1821 Burdick Expressway W, Minot, ND 58701. On this new space, CFS has a month to month lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $8,500. This amount became effective in June of 2017 and remains in effect until terminated by either party.

NOTE 7 – OPERATING LEASES

The Company has various leases for office equipment and rent over the next several years through 2021. The total rent expense for office equipment leases was $8,299 and $11,035 for December 31, 2018 and 2017 respectively. For additional information regarding lease agreements of the Company see Note 6 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2018.

Years ending December 31,	
2018	126,228
2019	106,128
2020	106,128
2021	106,128
2022	106,128
Total minimum future rental payments	$ 550,740

NOTE 8 – LITIGATION

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. Issuers of certain alternative products sold by the Company are in Bankruptcy or may have other financial difficulties. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to multiple FINRA arbitration proceedings by customers. These proceedings include customer suits, investments alleged to be unsuitable, and bankruptcies and other issues brought by claimants. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. Collectively these legal proceedings, when resolved are expected to be material to the Company's financial statements. To protect against the currently known legal risks, including suitable expenses for defense and legal advice related to the legal proceedings, existing information and assessments at the time indicated the need to generate provisions for the contingency. For the year ended 12/31/18 a sum of $555,000 has been reported for contingent liabilities, insofar as these can be adequately measured at this stage. The provisions recognized, the contingent liabilities disclosed and the other latent legal risks are partially subject to substantial estimation risks given the complexity of the individual factors and the fact that the independent and exhaustive investigations have not yet been completed. The current individual proceedings evaluated separately are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result from the outcome of these cases; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. As of December 31, 2018, the Company is a defendant in eleven on-going suits or arbitrations as discussed above. Ten of these arbitrations relate to allegations of unsuitable investments attributed to a single registered representative no longer associated with the Company. The Company expects to vigorously defend itself in these cases.

Note 9 – **COMMITMENTS AND CONTINGENCIES.**

If a contingent liability is probable and the amount of loss that could be sustained is reasonably estimated, the loss is shown on the financial statements by reducing net income and increasing liabilities. The Company is a defendant in [eleven] customer arbitrations through FINRA Arbitration which are legal proceedings considered to be in the normal course of business. Collectively these legal proceedings, when resolved are expected to be material to the Company's financial statements. To protect against the currently known legal risks, including suitable expenses for defense and legal advice related to the legal proceedings, existing information and assessments at the time indicated the need to generate provisions for the contingency. For the year ended 12/31/18 a sum of $555,000 has been reported for contingent liabilities, insofar as these can be adequately measured at this stage. The provisions recognized, the contingent liabilities disclosed and the other latent legal risks are partially subject to substantial estimation risks given the complexity of the individual factors and the fact that the independent and exhaustive investigations have not yet been completed. In evaluating liabilities associated with its various legal proceedings, the Company has accrued $555,000 for probable liabilities associated with these matters for the year ended 12/31/18. Reasonably possible losses for any of the individual legal proceedings which have not been accrued were not material to the Company's consolidated financial statements

NOTE 10 – **FAIR VALUE**

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2018.

NOTE 11 – **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the date the financial statements were available to be issued on February 27, 2019, and have identified the following events.

On January 28, 2019, the Company executed a tentative Asset Purchase and Assignment Agreement with another FINRA member broker dealer ("Assignee") wherein, subject to approval of FINRA and any other securities regulatory authorities, Assignee may be entitled to purchase certain retail customer accounts of the Company. The agreement will become effective only upon approval of FINRA (the Effective Date). Pursuant to the terms of the tentative agreement, Assignee will pay to the Company a total of Three Hundred Thousand Dollars for all retail accounts accepted by Assignee that choose to transfer to Assignee, to be paid in installments as follows: Seventy Five Thousand Dollars upon the Effective Date of the Assignment Agreement, Seventy Five Thousand Dollars three months from the Effective Date and assuming the Effective Date has occurred, One Hundred Fifty Thousand Dollars on or before December 31, 2019. The Company has no knowledge of or control over when the agreement will be effective if ever.

Since December 31, 2018, the Company has been named as a Respondent in an additional three customer arbitration claims, bringing the outstanding arbitration claims to fourteen. These claims relate to the same former registered representative and with similar allegations to the arbitration claims described in Note 8.

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
AS OF DECEMBER 31, 2018 AND 2017

SCHEDULE I
STATEMENT OF NET CAPITAL

		2018		2017
NET CAPITAL				
Total stockholders' equity	$	664,210	$	920,927
Less non-allowable assets:				
Prepaid assets		1,137		11,300
Property and equipment		37,904		71,692
Other deductions		44,401		3,178
Other assets		165,624		140,218
Accounts and commissions receivable		27,878		68,353
Other		1,035		–
Net capital	$	386,231	$	626,186
AGGREGATE INDEBTEDNESS				
Commissions and fees payable	$	2,046,263	$	2,029,467
Accrued expenses		64,834		402,340
Other liabilities		744,597		145,955
Other		60,000		–
Total aggregate indebtedness	$	2,915,694	$	2,577,762
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital requirement (greater of 6 2/3% of aggregate Indebtedness or $50,000)	$	194,380	$	171,851
Ratio: Aggregate indebtedness to net capital		7.5 to 1		4.1 to 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
AS OF DECEMBER 31, 2018 AND 2017

SCHEDULE II
DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Capital Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Capital Financial Services, Inc. ("the Company") Exemption Report in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year of 2018, without exception. Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
February 27, 2019

CAPITAL FINANCIAL SERVICES, INC.

PH: 701-837-9600 | 1821 BURDICK EXPY W MINOT, ND 58701 | FAX: 701-857-9992

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
EXEMPTION REPORT DECEMBER 31, 2017

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company promptly transmits customer funds or securities to its clearing firm. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

We, as members of management of Capital Financial Services, Inc., (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17C.F.R §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2017 to December 31, 2017 without exception.

Nicole Bertsch
President
February 25, 2019

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholders and the Board of Directors of Capital Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Capital Financial Services, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
Woodland Hills, CA
February 27, 2019

SIPC-7

(35-REV 6/17)

AMENDED

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

08-25203 FINRA Dec
Capital Financial Services, Inc.
1821 Burdick Expressway W
Minot, ND 58701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chad Thuner (701) 857-9963

2. A. General Assessment (item 2e from page 2)		$ 5,620
B. Less payment made with SIPC-6 filed (exclude interest) SIPC 6 $2628, SIPC 7 $2445 Date Paid		(5,073)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		447
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 447
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 447	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Asst. Compliance Manager
(Title)

Dated the 25 day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,068,349
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,138,406
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Marketing Override-$64,712; Advertising Review-$1,550; Other Income-$183,974 (Deductions in excess of $100,000 require documentation)	250,236
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	11,388,642
2d. SIPC Net Operating Revenues	$ 3,679,707
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 5,520
	(to page 1, line 2.A.)

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

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